MFS® VARIABLE INSURANCE TRUST II
MFS® VARIABLE INSURANCE TRUST
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

May 10, 2010

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 45 to Registration Statement on Form N-1A for MFS Variable Insurance Trust II (File Nos. 2-83616 and 811-3732) and Post-Effective Amendment No. 29 to Registration Statement on Form N-1A for MFS Variable Insurance Trust (File Nos. 33-74668 and 811-8326) (the "Registration Statements")

Ladies and Gentlemen:

As requested, in connection with the filing of the above-referenced Registration Statements, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

If you have any questions, please call the undersigned at 617-954-5843.

Very truly yours,

MFS® VARIABLE INSURANCE TRUST II
MFS® VARIABLE INSURANCE TRUST

BRIAN E. LANGENFELD
Brian E. Langenfeld
Assistant Secretary